Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the quarter
	ended
	April 5,	Fiscal years
	2014	2013	2012	2011	2010	2009

Earnings (loss) from continuing operations before income taxes (a)	$11,077	$(874)	$35,445	$27,762	$25,126	$(9,276)

Fixed charges:

Interest expense	2,153	8,046	9,602	9,086	9,732	13,134

Estimated interest within rental expense	780	2,418	2,141	2,042	1,820	1,601

Total fixed charges	2,933	10,464	11,743	11,128	11,552	14,735

Earnings (loss) from continuing operations before income taxes and fixed charges	14,010	9,590	47,188	38,890	36,678	5,459

Ratio of Earnings to Fixed Charges	4.8	0.9	4.0	3.5	3.2	0.4

(a) Fiscal 2013 includes charges for the impairments of goodwill of $3,552 and investment of $21,495 and fiscal 2009 includes charges for the impairment of goodwill of $8,841